UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             FORM 12b-25           SEC File Number: 0-24930

                                                   CUSIP Number: 232930 10 7

                     NOTIFICATION OF LATE FILING

(Check One): Form 10-K   Form 20-F   Form 11-K   [x] Form 10-Q   Form N-SAR

For Period Ended:  June 30, 2004

     Transition  Report  on Form 10-K
     Transition  Report on Form 20-F
     Transition  Report  on Form  11-K
     Transition  Report on Form 10-Q
     Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

             CTD HOLDINGS, INC

Former Name if Applicable:

              N/A

Address of Principal Executive Office (Street and Number)

              27317 N.W. 78th AVENUE

City State and Zip Code

             HIGH SPRINGS FL 32643

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition
   [X] report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period of time.

Necessary accounting information is being revised and is not available at the time of filing.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                Bruce Brashear, Esq.               352-336-0800

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a charge of approximately $300,000 from expenses associated with the future disposition of a sports card memorabilia collection.

Name of Registrant as Specified in Charter:   CTD HOLDINGS, INC

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
                                                       /S/ C.E. RICK STRATTAN
Date: August 13, 2004                              By: C.E. RICK STRATTAN
                                                       President, CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the state is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.